82-627



03 AUG ... 7:21

DENTONIA RESOURCES LTD.

TSX VENTURE EXCHANGE: V.DTA


03029702

ANNUAL INFORMATION FORM
July 31, 2003

Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141
Fax: (604) 682-1144
Website: www.dentonia.net
Email: dentonia@telus.net

dlw 9/3

DENTONIA RESOURCES LTD.
Annual Information Form

TABLE OF CONTENTS

ITEM 1: PRELIMINARY INFORMATION

1.1 Effective Date of Information

This Annual Information Form ("AIF") is dated July 31, 2003, and the information contained herein is current as of such date; other than certain financial information which is current as of August 31, 2002, being the date of the Company's most recently completed year end.

1.2 Incorporation of Other Documents

This AIF will be supplemented by, and the following documentation is hereby incorporated by reference as part of this AIF: (i) the Company's consolidated annual financial statements as of August 31, 2002, August 31, 2001 and August 31, 2000, together with the auditor's reports thereon; (ii) the most recent management proxy information circular dated November 1, 2002 pertaining to the Company's annual general meeting held on December 10, 2002; (iii) all documents, including material change reports and quarterly financial statements, as filed with British Columbia Securities Commissions in accordance with the requirements of the Securities Acts (British Columbia). These documents are available for viewing on the website www.sedar.com.

All financial information in this AIF is prepared in accordance with generally accepted accounting principles in Canada. The Company's fiscal year end is August 31.

1.3 Currency

All dollar amounts are expressed in Canadian dollars.

1.4 Purpose

This AIF is prepared in accordance with Form 44-101F1, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Company, its operations and prospects for the future.

1.5 Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to the Company that are based on the beliefs of its management as well as assumptions made by and currently available from consultants to the Company. When used in this document, the words "anticipated", "believe", "estimate", and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Company's mineral exploration properties. The Management Discussions and Analyses (the "MDA"), which are incorporated by reference into this AIF, also contain forward-looking statements. Such statements reflect the

current view of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward looking statements. The nature of these risks is described more fully below under Item 5 "Risk Factors".

ITEM 2: CORPORATE STRUCTURE

2.1 Name and Incorporation

Dentonia Resources Ltd. ("Dentonia" or the "Company") was incorporated in the Province of British Columbia on May 31, 1979 under the name Rubicon Resources Ltd., changed its name to Dentonia Resources Ltd. on October 19, 1979, became a publicly traded company on the Vancouver Stock Exchange in 1982 and continues to trade on the TSX Venture Exchange (the "Exchange") under the symbol "DTA", and is registered as a foreign exempt Company, file #82-627, with the Securities & Exchange Commission.

The registered office of the Company is located at McCarthy Tetrault, Suite #1300 – 777 Dunsmuir Street, Vancouver, BC V7Y 1K2 and its head office is located at Suite #100 (3rd Floor) – 853 Richards Street, Vancouver, BC V6B 3B4

Dentonia was incorporated for the purpose of acquiring, exploring, and developing mineral properties in British Columbia, elsewhere in Canada, and in foreign countries.

2.2 Intercorporate Relationships

In 1992, together with two other junior companies, the Company formed and incorporated DHK Diamonds Inc. ("DHK"), under the laws of Northwest Territories ("NWT"), Canada, having its registered office at Peterson, Stang & Malakoe, Barristers & Solicitors, 4902 – 49th Street, Yellowknife, NT X1A 2N7.

DHK, in which the Company has 1/3 equity interest, staked approximately 208,000 acres in the Lac de Gras Area of the NWT in the winter of 1992 for the purpose of exploring these properties for diamondiferous kimberlites. Two of the claim blocks have now been abandoned and the land holdings in the WO claim block have been reduced substantially.

ITEM 3: GENERAL DEVELOPMENT OF THE COMPANY'S BUSINESS

3.1 Three-Year History, Significant Agreements, Acquisitions and Dispositions

The Company is a junior resource exploration company searching for diamond deposits in the Northwest Territories, Canada, and holds the following interests:

a) **Lac de Gras, District of Mackenzie, Northwest Territories, Canada**

The Company, through its 1/3 equity position in DHK holds, indirectly, pursuant to a joint venture agreement dated December 6, 2002, interests in 3 (21 year) mineral leases, 12 mineral claims, and 1 fractional mineral claim, all of these mineral leases and claims are recorded under the provisions of the "Canada Mining Regulations" in the name of BHP Billiton Diamonds Inc., ("BHPB") in trust, a total of approximately 40,000 acres.

b) **Pellatt Lake, District of Mackenzie, Northwest Territories, Canada**

The Company has staked for its own and sole account 7 mineral claims and holds, indirectly, through its 1/3 equity position in DHK, an interest in another 6 mineral claims at Pellatt Lake, for a total of approximately 33,500 acres. These claims are either recorded in the name of the Company or DHK under the provisions of the "Canada Mining Regulations"

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host economic mineral deposits. In general, the Company prefers to fund the exploration of these properties under joint venture agreements with other mining partners, and have these partners complete certain exploration and development expenditures on specific projects, in order to acquire an interest in such projects.

Significant developments for the business over the past 3 completed financial years and the current year to date are described as follows:

3.2 Fiscal Year Ended August 31, 2000

During the fiscal year August 31, 2000 the Company through its 1/3 equity stake in DHK, negotiated and completed several agreements; namely:

a) acquired an additional 40% interest in the DHK claim blocks, DHK, WI, WO, at Lac de Gras, NWT, approximately 208,000 acres, from Kennecott Canada Exploration Inc. ("Kennecott"), to hold a 75% interest in these claim blocks;

b) entered into a farm-out agreement with Archon Minerals Limited ("Archon") , as modified by the BHPB Agreement, whereunder Archon acquired a 10% interest in the DHK and WI blocks from DHK and SouthernEra Minerals Ltd. ("SouthernEra"), and could acquire 25% interest in any new kimberlite pipe or dike discovered by Archon;

c) DHK and SouthernEra entered into an exploration agreement with BHPB and Archon, to carry out a Falcon Gravity Gradiometer Survey (Falcon Survey, Falcon System or Falcon) over the WI and DHK blocks, for details of monetary contributions and interests to be earned, see table below:

Monetary Contributions		
	Percentage	Cdn. $
Archon	20.41%	37,638
DHK	59.69%	110,072
SouthernEra	19.90%	36,697
TOTAL:	100.00%	184,407

SouthernEra, Archon, and DHK also agreed to core drill each target nominated by BHPB at their costs, first 5 targets were core drilled at the sole cost of Archon, in total 14 targets were core drilled on the DHK and WI claim blocks, all with negative results, and were explained by the presence of metasediments, other low density rock formations, or deep cuts in the bed rock formations and covered by lakes or sediments.

These 2 claim blocks, DHK and WI blocks, were subsequently abandoned, except for 3 claims, the DHK 16, 17, and 18 claims, in which DHK maintains a 1% gross overriding royalty.

3.3 Fiscal Year Ended August 31, 2001

In August, 2001 DHK entered into agreements with BHPB and Archon, and in addition BHPB, earlier in 2000, had entered into agreements with SouthernEra and Aber Diamonds Inc. [Aber subsequently assigned its interest in the WO claim block and the agreement to its subsidiary Aberex Minerals Ltd. ("Aberex")] to carry out a Falcon Survey over the WO claim block, the pro rata share of DHK's cost was borne equally by Archon and BHPB for an additional interest in the WO claim block.

The total cost of this Falcon Survey was $387,000 and a new kimberlite pipe having been discovered, the WO9, the current interests in the WO claim block are held as set out in Item 3.5(a), "WO block, Lac de Gras", below.

3.4 Fiscal Year Ended August 31, 2002

(a) Pursuant to the above agreements, in September, 2001, BHPB began to fly a Falcon Survey (4,415 line/km) over the northern part of the WO block. This survey was completed by the end of September, 2001.

The initial interpretation of the data from this Falcon Survey was carried out by an independent geophysical contractor. This new data, together with other geophysical data, i.e. EM and magnetic, and kimberlite indicator mineral (KIM) data, generated by Kennecott and Archon earlier, and BHPB's own magnetic data, were compiled and interpreted by BHPB's own geophysicists and geologists. The results of these interpretations became available on December 18, 2001, and showed the presence of 22 targets, 3 of which were lost to third parties. (Report: WO Block – Falcon Airborne Gravity Gradiometer Survey, December 2001).

By way of explanation the Falcon system is an airborne geophysical system that incorporates a gravity gradiometer, a stinger magnetometer, DGPS (Global Position System), radar and baro altimeters, laser topographic scanner, and radiometrics, and is the world's first high-resolution airborne gravity gradiometer capable of direct mineral deposit detection, provided such deposits are large enough and vary in density from the surrounding host rock.

It is flown with a fixed wing aircraft at an altitude of 80-120m and a line spacing of 100m.

Kimberlites of sufficient volume with pyroclastic/diatreme facies will likely have sufficient contrast with the surrounding host rocks to show up as gravity lows.

The Falcon System has been deployed at the Ekati Diamond Mine and has contributed to the identification of new kimberlites with only weak magnetic or E.M. responses.

To discover kimberlites, mineral indicator trains (KIM), electromagnetic (EM), magnetic, both ground and airborne, and ground gravity surveys are used. The Falcon Survey is an additional tool and is unique in that it is an airborne gravity survey, very sensitive to gravity variations, covers large areas efficiently in a short period of time.

For various reasons a kimberlite may not respond to EM or magnetic surveys, however, if of sufficient size, and if especially of pyroclastic or crater facies, such kimberlites will respond to the Flacon Survey.

In September of 2002, Archon, the operator of the then drill program advised that 4 targets had been core drill tested, 3 with negative results, geological formations other than kimberlites were the cause of these anomalies, the 4th target, however, with positive results, the WO9 kimberlite, leaving 14 untested targets, 7 of primary importance, to be tested in 2003.

(b) Financing

A private placement of 1,250,000 units, consisting of 1 common share and 2 share purchase warrants, at $0.05 per unit, was completed on February 1st, 2002 raising $62,500.

The shares and warrants were subject to a 12 month hold period and 2 warrants plus $0.10 was required to purchase an additional common share, all warrants were exercised before February 1st, 2003, see Item 3.5(c), "Financing".

3.5 Current Fiscal Year to End August 31, 2003 (Material Changes after the date of the last Completed Audited Financial Statements – August 31, 2002)

a) WO Claim Block, Lac de Gras, NWT

An agreement dated for reference December 6, 2002, was completed, finalized, and signed by all parties having an interest in the WO claim block, Lac de Gras, NWT, and agreeing to the following working interests, namely:

BHP Billiton Diamonds Inc. – 38.475%;
DHK Diamonds Inc. – 28.8%, in which the Company has a 1/3 equity interest;
Archon Minerals Limited – 16.475%;
Aberex Minerals Ltd. (a subsidiary of Aber Diamond Corporation) – 9.75%;
SouthernEra Minerals Ltd. – 6.5%;
With Kennecott retaining a 1% and Aberex 0.3% gross overriding royalty.

In February 2003, pursuant to an unanimous agreement by the interest holders in the WO claim block, Archon was appointed the operator of the current exploration program at the WO claim block until December 31, 2003.

b) Pellatt Lake Claim Block, NWT

This claim block was initially acquired by DHK from Kennecott under various agreements, cumulating in the agreement of December 6, 2002, a number of claims lapsed in the interim, the Company, after the other 2 shareholders in DHK elected not to participate in maintaining the lapsing claims, staked for its own and sole account 7 mineral claims, i.e. SWB1-7, at Pellatt Lake, NWT, in April 2003, bringing the total claims to 13 or about 33,500 acres, or 52.5 sq. miles.

These claims are located to the north and immediately adjacent to DeBeers Canada Exploration Inc. ("DeBeers"), Hardy Lake mineral leases, currently being actively explored by DeBeers, a camp and drill site preparation were observed within ½ claim from the Pellat Lake claim block, by the Company's staking crew. The Pellatt Lake claim block may be part of the Lac de Gras Diamond Field, this concept is more fully discussed under Item 5.1 "Risks".

6 claims at the southeast and northwest edge of this claim block (3 claims each) are 100% owned by DHK, 3 of these claims are subject to 1% gross overriding royalty in favor of Kennecott.

One diamondiferous kimberlite dike, the PL01, was discovered by Kennecott within this claim block, now part of the DHK claims.

In May 23, 2003, the Company and DHK, each, entered into agreements (parallel agreements) with Peregrine Diamonds Ltd. ("Peregrine") to explore and develop this claim block.

Peregrine has an agreement with BHP Minerals International Exploration Inc. to deploy the Falcon System throughout North, South and Central America.

The essential terms of Peregrine Agreements are:

1) Peregrine will design, implement and pay for the Falcon Survey over the Property to be conducted either before November 15, 2003 (DHK claims) or before December 31, 2003 (SWB claims);

2) Peregrine will have the right to core drill test, at its cost, any targets identified by the Falcon Survey on or before December 31, 2005 and will thereby acquire 51% interest in each such target area core drill tested;

3) Peregrine will have the right to bulk sample, at its cost, each target area with a minimum of a 200 tonne sample to earn an additional 14% or 65% total interest in each target area bulk sampled;

4) Peregrine, by arranging production financing, may earn an additional 10% or 75% total in each target area, if the target area is taken to production, and will obtain marketing rights to the diamonds produced from such target area for a 10-year period.

c) <u>Financing</u>

A private placement of 1,200,000 units consisting of 1 common share and 1 share purchase warrant; the warrants are exercisable at $0.10 per warrant over a 2 year period, was concluded on January 13, 2003, raising $120,000.

In addition 1,250,000 warrants, 2 warrants and $0.10 were required to purchase 1 common share, then outstanding, were exercised before February 1st, 2003 to bring the total amount raised in January, 2003, to $182,500.

ITEM 4: NARRATIVE DESCRIPTION OF THE COMPANY'S BUSINESS

4.1 General

The Company's sole reportable operating segment is mineral (diamonds) exploration and development. The Company does not have any material real estate holdings or other material assets other than its 1/3 equity interest in DHK, and its direct interest in the Pellatt Lake claim group.

The Company has two employees.

4.2 History of the WO Claim Block

In January 1992, DHK acquired, through staking, 3 claims blocks in the Lac de Gras area of the NWT, Canada, encompassing approximately 208,000 acres, titled WO, DHK, and WI, the DHK and WI claim blocks have now been abandoned except for 3 claims over which DHK maintains a 1% gross overriding royalty.

In the summer of 1992, DHK entered into an option/joint venture agreement with Kennecott under which Kennecott assumed operatorship and DHK retained a 35% carried interest to production.

In the fall of 1992, a helicopter borne magnetic/electromagnetic/VLF – EM survey was conducted over the WO claim block identifying the DO27/DO18 kimberlites.

A delineation core drill program at the DO27/DO18 was completed in September 1993 and in October 1993 a decline to extract a 5,000 tonne bulk sample from the DO27 was commenced, which was completed in April 1994, extracting 5,008 tonnes.

The results of this bulk sample were released in August 1994, which were disappointing and discussed in detail under Item 4.5 "Exploration Potential of the WO Block".

In year 2000, Kennecott resigned as operator and assigns its interest, subject to retaining a 1% gross overriding royalty, to DHK. DHK together with other interest holders, entered into agreements with Archon and BHPB to fly a Falcon Survey over the WO claim block. This survey identified 21 potential kimberlite targets, one, the WO9, was confirmed as a kimberlite, to be further tested, 7 Priority I targets are to be drill tested during the current drill program.

4.3 Property Description, Location, Accessibility, Climate, Local Resources, Infrastructure and Physiography (the WO Claim Block and Pellatt Lake Claim Block)

The WO claim block has been reduced substantially and now consists of 3 (21 year) mineral leases, 12 claims, and 1 fractional claim, encompassing an area of approximately 40,000 acres, recorded under the provisions of the "Canada Mining Regulation" in the name of BHPB, in trust.

The WO claim block is located approximately 300 km. north of the City of Yellowknife in the Northwest Territories, Canada.

Access to the WO block is by fixed wing aircraft from Yellowknife equipped with wheels, floats or skies depending on the season. During the months of mid-January to mid-April access is also possible from a winter ice road that passes within 16 km of the

WO claim block. The road is maintained by Kinross Gold Corp. and provides access to their Lupin Gold Mine.

The WO claim block and Pellatt Lake claim block are located within the Canadian Arctic tundra, often referred to as the Barren Lands, and within 90 to 150 km north of the tree-line. For the majority of the year, the area is covered by ice and snow. Melting begins in May/June and by October winter has returned. Temperatures range from approximate highs of 25°C during summer months to winter lows of -45°C, which are often magnified by fierce, constant winds. Daylight various from virtually 24 hours during summer to only a few hours per day during winter.

The Barren Lands have been strongly influenced by several periods of glaciation. Widespread glaciation, cryoation and weak fluvial incisions have produced a generally low-lying, undulating terrain marked with numerous glacial features consisting of resistant hills of granite and diabase interspersed with numerous lakes.

Muskeg flora includes a variety of flowering and berry producing plants, grasses, mosses and lichens. Sedges and willows, which may obtain heights of 3 meters, are confined to fluvial areas, some lakeshores and bogs.

Local fauna is abundant and sightings of caribou, wolves, fox, wolverines, grizzly bears, Arctic hares and ground squirrels are common. There is a wide variety of birds and nearly all lakes contain fish.

4.4 Geological Setting of the WO and the Pellatt Lake Claim Blocks

Bedrock geology consists primarily of Archean sedimentary, volcanic and intrusive rocks that have been metamorphosed to varying degrees. Metasediments comprised of fine-grained turbidites of the Yellowknife Supergroup, and two suites of granitic rocks are present within the area, one of these pre-dates the Yellowknife Supergroup and the other is post-Yellowknife. The Archean rocks are cut by Proterozoic diabase dike swarms that range in age from 2.23 to 1.27 billion years. The dikes, from oldest to youngest, are 1) east trending Mackay dikes, 2) northeast trending Malley dikes, 3) north trending Lac de Gras dikes, and 4) most prolific north-northwest trending MacKenzie dikes. Late Cretaceous to early Tertiary kimberlite diatremes, dikes and sills intrude the Archean and Proterozoic igneous and metamorphic rocks.

The areas of the claim blocks are extensively covered by tills from the Late Wisconsin age Laurentide ice sheet. Mapping by the Geological Survey of Canada has identified a single stratigraphic till unit in the Lac de Gras area, and this unit has been subdivided into three-sub-units, based on thickness and surface morphology. Glaciofluvial deposits in the form of eskers are present and trend in northwest to westerly directions. Overlying the tills, in swampy areas, are non-glacial organic deposits of peat and muck up to 2 meters in thickness. The organic deposits formed in bogs by accumulation of vegetation. The ratios of Archean bedrock outcrop to Quaternary cover are estimated at 1 to 4 in the

Pellatt Lake area, and nearly 1 to 1 in the WO claims area.

There are two producing diamond mines in the vicinity of Lac de Gras, namely the Ekati Diamond Mine, operated by BHPB, and the Diavik Diamond Mine, operated by Rio Tinto.

4.5 Exploration Potential of WO Claim Block

To date, exploration on the WO block has resulted in the discovery of 9 kimberlite bodies, 2 of which are of a substantial size, the 3rd, the WO9 kimberlite, its size has yet to be determined.

Kennecott considered the DO27/DO18 kimberlites to be sub-economic in terms of the diamond value and grade, however, the exploration potential of the WO claim block consists:

- To increase the grade and value of the diamonds in the DO27 and DO18 by more representative bulk samples;
- To delineate the WO9 kimberlite pipe and obtain a representative sample for fusion analysis;
- To improve the grade of some of the previously tested bodies by further tests;
- To discover additional pipes from the original geophysical, KIM, and subsequent Falcon data, to date 7 Priority I targets have been selected to be drill core tested in the current exploration season and an additional 7 optional targets, for possible core test, have been selected for subsequent core drill tests for a total of 14 targets.

To recapitulate, a bulk test of 5,000 tonnes was completed in the spring of 1994. Delineation core drilling had indicated a probable and possible pyroclastic reserve of 22,700,000 tonnes and a diatreme reserve, with a 60% country rock dilution, of 8,800,000 tonnes.

Only parts of these reserves were bulk sampled with disappointing results, i.e. 13,888 macro diamonds (greater than 1mm x 3mm) weighting 1,079 carats were recovered.

In this bulk sample, only 118 stones larger than 4 mm were recovered, indicating an abrupt discontinuity of large stones in the stone size frequency distribution curve, an atypical distribution pattern requiring an explanation, an observation confirmed by Howard G. Coopersmith in his report titled, "DO27 Project Results Re-visited", dated August 1998, to quote,

> "The parcel generally has a stone size distribution heavy on the small end. Although larger goods in the 2 to 10 carat range are present, more 2 to 5 carats should be present in 1,000 carats."

Howard G. Coopersmith is a graduate in geology (1975) from the Colorado State University, with postgraduate studies focusing on kimberlites, and a P. Geo., accredited in the State of Wyoming.

On a similar graph, the results from 23 core drill holes, more spatially representative of the pyroclastic facies, and as projected, diamond size versus frequency, the stone size is not truncated abruptly, but such a graph suggests a more continuous decline in stone size versus frequency, see "winnowing" below for a possible explanation.

The grade of the pyroclastic facies, 3,578 tonnes were sampled being less than 0.02% of the projected reserves, was 0.356 ct/tonne and of the diatreme facies, 1,430 tonnes were sampled being less than 0.04% of the projected reserves, was 0.013 ct/tonne, the value of the diamonds recovered was less than US $30 per carat.

Since then, in 1999, an Infrared (IR) Spectroscopy study was undertaken by the Company of some of the diamonds from DO27 bulk sample. The purpose of this IR study was to identify nitrogen impurities in the diamond crystals ("finger printing") and to correlate such results with available results from diamond crystals from deposits in Siberia, the Archangels region, South Africa, Venezuela and Brazil, [This study was partially reproduced in the "The Canadian Mineralogist", Vol. 39, p.p.1733-1745 (2001)] and was conducted by Dr. Felix Kaminsky, P. Geo (B.C.) et al. and it shows similarities in the nitrogen impurity structures in the diamond crystal from the DO27 pipe to the diamond crystals from the Premier pipe, South Africa, and the Coromandel area of Brazil, both known for "good quality larger diamonds" (see the Company's website www.dentonia.net).

These similarities in nitrogen structure suggest similar "thermal histories" of these diamond crystals, if all other conditions were similar, the DO27 should contain good quality diamonds larger than the ones recovered in the 1994 bulk sample, (also refer to the Book, "Diamond" by Gordon Davies, for a discussion of nitrogen impurities in diamond crystals), perhaps "winnowing" took place, the separation of larger diamonds from smaller diamonds, during the emplacement, in this case of the DO27 pipe, a concept proposed by some researchers such as Professor Lorenz, V., guest lecturer at UBC a few years ago.

Dr. Felix Kaminsky is a graduate (1959) from the Moscow State University in geology, with a number of postgraduate degrees from various institutions in Moscow.

It is apparent that 1994 bulk sample obtained from a Y-shaped drifts, 100m below the surface, although 5,000 tonnes were recovered, was not spatially representative and was

confined and limited to less than 5% of the pipe area, to one level and primarily to one facies of the main pipe, "the black lithic olivine crystal tuff", at the edge of the DO27 pipe, and to one level of the diatreme facies, which is separated from the pyroclastic facies by a granitic raft or wall of approximately 45 meter width.

To reconcile the apparent discrepancy between the micro diamond (core drill hole) and the bulk sample results, see the Company's website www.dentonia.net under "To Re-examine the DO27" and subheadings, "Contour Lines etc." and "Drill and Bulk Sample Location etc.", it is suggested that more representative samples are required and a large diameter reverse circulation drill program to extract samples from the center, or near the center, of the pipe, where the 1993 diamond drill hole DO27-7 indicated a projected micro diamond grade of 3.67 ct/tonne, appears to be appropriate to obtain a better idea of the diamond distribution by size, value, and grade within the DO27 pipe.

4.6 Summer/Fall Drill Program – WO Claim Block

Archon was appointed the operator until December 31, 2003, has now advised that the summer/fall drill program will consist of delineation core drilling of WO9 kimberlite, discovered in 2002, with several core holes to determine its size and to obtain a representative sample for caustic fusion and micro diamond analysis.

Additionally, and subsequently, Archon will core drill test, (minimum 1 core hole per target), 7 Priority I targets selected on the basis of KIM, EM, magnetic and Falcon data.

The foregoing core drill program is estimated to cost in total about $250,000 and DHK will make its pro rata contribution, varying between 28.8% to 55%.

Additionally, a study is in progress to re-evaluate the diamond population from the 1994 bulk sample and the DO27 kimberlite pipe itself.

4.7 Engineering, Geological and Geophysical Reports – WO Claim Block

The following reports dealing with the WO claim block were either commissioned by the Company, DHK, or joint venture partners and were relied upon to prepare this AIF.

Title of Report	Date	Author
Review of Evaluation Work and Economic Potential of the Tli Kwi Cho Pipe (DO27), NWT, Canada	June 22, 2001	Internal Report for BHPB prepared by Mineral Services Canada Inc.
Draft - Geological Report, DHK Diamond Properties, DHK, WI, WO and Pellatt Lake Properties, Lac de Gras Area, Mackenzie Mining District, N.W.T.	May 15, 2001	B. J. Price Geological Consultants Inc. B. J. Price, M.Sc., P. Geo.

WO Block, Lac de Gras, NWT, Canada Falcon Airborne Gravity Gradiometer Survey Data Evaluation Report	December, 2001	Internal Report prepared by BHPB Staff
Infrared Study of Diamonds from the DO-27 Kimberlite Pipe, NWT, Canada Partially Reprinted in The Canadian Mineralogist "Characteristics of Nitrogen and Other Impurities in Diamonds, as Revealed by Infrared Absorption Data"	November, 1999 Vol. 39 pp. 1733-1745 (2001)	Felix V. Kaminsky, M.Sc, Ph.D, P. Geo (B.C.) and Galina K. Khachatryan-Blinova
Report on the Prospectivity of the Lac de Gras Area Properties, DHK, WI, WO and Pellatt Lake	January 2000	Internal Report prepared by Kennecott Staff. Sean Whiteford, B.Sc., P. Geo. Michael A. Waldman, B.Sc. A registered member of the Canadian Institute of Mining Metallurgy and Petroleum.
DO-27 Project Results Re-visited	August 30, 1998	Howard G. Coopersmith P. Geo. Wyoming
Geology of DO27 and DO18, Tli Kwi Cho, N.W.T.	October 27, 1995	Scott-Smith Petrology Inc. Barbara Scott-Smith, P. Geo.
DO27 Kimberlite Pipe Geology, Geophysics, Geochemistry, Diamond Results	November 15, 1994	Internal Report prepared by Kennecott Staff

4.8 Pellatt Lake Claim Block, NWT, Location, Access to the Property

The Pellatt Lake mineral claims lie approximately 360 kilometers northeast of Yellowknife. The center of the property is located toward the southern end of Pellatt Lake itself, some 45 kilometers northeast of the Ekati Diamond Mine and immediately north of DeBeers Hardy Lake mineral leases, an area actively been explored.

Access is via helicopter or float-equipped fixed-wing aircraft to Pellat Lake.

4.9 Climate and Geological Setting, see Items 4.3 and 4.4

4.10 History of the Pellatt Lake Claim Block

The Company staked for its own and sole account 7 mineral claims at Pellatt Lake, NWT, in April, 2003, also referred to Item 3.5(b), "Pellatt Lake, NWT.

6 claims at the southeast and northwest edge of this claim block (3 claims each) are 100% owned by DHK, 3 of these claims, acquired from Kennecott, are subject to 1% gross overriding.

One kimberlite dike, the PL01, was discovered by Kennecott within this claim block. The PL01 is located at the southeast edge of the claim block and yielded from a 142 kg sample, 57 micro and 6 macro diamonds for a macro/micro ratio of 0.105, and projected micro diamond count of 44 per 100kg .

This claim block, consisting of 13 mineral claims, has an approximate area of 33,500 acres or 52.5 sq. miles.

4.11 Exploration Potential of the Pellatt Lake Claim Block

The PL01 generated a weakly developed and erratic kimberlite indicator mineral (KIM) dispersion train, aligned with the local ice direction, southeast to northwest; this train progresses into the newly staked mineral claims.

Inconsistencies in the KIM grain count have been observed, which may be due to and be explained by undiscovered source or sources along this KIM train.

Several very subtle magnetic features along the path of this KIM dispersion train, and 1.7 x 2.2 kilometer oval magnetic feature, the latter situated within a lake have been observed. These anomalies require further investigation and exploration.

To quote from "Airborne Geophysical Interpretation Report of the Pellatt Lake Property" by Intrepid Geophysics Ltd.:

> "An analysis of the aeromagnetics over the Pellatt Lake property has identified 15 geophysical targets that fit 'accepted' criteria for kimberlite intrusions, in addition to the 8 targets previously identified by Dighem in their 1995 interpretation. The total 23 identified kimberlite targets of Pellatt Lake claim block include 2 anomalies that are assigned 'high' priority due to their dual EM-magnetic response, 7 are assigned medium priority and the remaining 14 are low priority, reflecting a weak to moderate geophysical response and singular EM or magnetics.
>
> Target PL5a is assigned a high priority due to its dual EM-magnetic response. The PL-5a anomaly is clustered with anomalies PL-05b rated medium, PL-05c low. The previously picked (by Dighem) anomalies were also reviewed. One of these (DG-10) is assigned a medium to high priority due to its low resistivity signal and its interpreted bedrock conductor response."

The Company and DHK have each entered into agreements (parallel agreements) with Peregrine on May 23, 2003 to explore and develop the Pellatt Lake claim block.

Peregrine has an agreement with BHPB to deploy the Falcon System throughout North,

South and Central America. For details of this system, see Item 3.4 (a) "Current Fiscal Year to End August 31, 2002".

4.12 Geological and Geophysical Reports – Pellatt Lake Claim Block

The following reports, dealing with the Pellatt Lake claim block, were either commissioned by the Company, DHK, or Kennecott, and relied upon to prepare this part of the AIF.

Title of Report	Date	Author
Airborne Geophysical Interpretation Report of the Pellatt Lake Property, NWT, Canada	May 31, 2003	Intrepid Geophysics Ltd. Christopher Campbell, P. Geo.
Draft - Geological Report, DHK Diamond Properties, DHK, WI, WO and Pellatt Lake Properties, Lac de Gras Area, Mackenzie Mining District, N.W.T.	May 15, 2001	B. J. Price Geological Consultants Inc. B. J. Price, P. Geo.
Report on the Prospectivity of the Lac de Gras Area Properties, DHK, WI, WO and Pellatt Lake	January 2000	Internal Report prepared by Kennecott Staff. Sean Whiteford, B.Sc., P. Geo. Michael A. Waldman, B.Sc. A registered member of the Canadian Institute of Mining Metallurgy and Petroleum.

4.13 Current Interests and Additional Interests to be Earned

a) Current Interest in the WO Claim Block and Interest to be Earned

At this stage, BHPB has earned a 38.475% working interest, a new discovery having been made, Archon a 16.475%, Aberex has retained a 9.75%, SouthernEra a 6.5%, and DHK a 28.8% working interest in the WO claim block.

If BHPB conducts a bulk test of 200 tonnes or more, of a kimberlite, within 36 months of December 6, 2002, at its option and sole costs, it may increase its interests to 54.47%, the remaining working interests will then be held, Archon 13.28%, Aber 7.35%, SouthernEra 4.90, and DHK 20%.

All interests are subject to a 1% gross overriding royalty in favor of Kennecott and 0.3% gross overriding royalty in favor of Aberex.

For current exploration refer to Item 4.6 "Summer/Fall Drill Program".

b) Current Interest in the Pellat Lake Claim Block and Interests to be Earned

At the date hereof, the Company and DHK, respectively, own 100% of the 13 mineral claims in this block, however, Peregrine may, under the agreements of May 23, 2003, earn a 75% interest in all or part of this property if it conducts a Falcon Survey before November 15, and December 31, 2003, respectively, core drill test "targets", identified by the Falcon Survey, before December 31, 2005. In this case Peregrine will have the option to earn a vested 51% interest in each "target area" so drill tested.

Peregrine will have the option to increase its vested interests to 65%, in each "target area", if it conducts a minimum bulk test of 200 tonnes, in such "target area", all at its own and sole cost.

In the event Peregrine takes such "target area" to production and arranges for production financing, including debt finance, Peregrine has the option to increase its vested interest to 75%, see Item 3.5(b) "Fiscal Year to End August 31, 2003" for further details.

4.14 Prior Property Interest

Prior to 1999 the Company had interests in and was engaged in the exploration of a number of mineral properties, in Canada, Mongolia, and Indonesia, which have subsequently been abandoned and written down or written off. The Company has not and is not conducted any mining or other operations, and has no source of revenue. Its activities have all been financed by funds raised by the private and public sale of its securities. See Item 5.1 "Risk Factors".

ITEM 5: RISK FACTORS AND INDUSTRY TRENDS

5.1 Risks

Diamond exploration involves speculative ventures with a high risk/reward ratio, on the one hand a single economic diamondiferous kimberlite pipe could be worth several billions of dollars in-situ, on the other hand, even if a kimberlite pipe is discovered, the ratio of all major and minor economic diamondiferous kimberlite pipes to the total number of kimberlites pipes is less than 10% and can be as low as 1% to 2%, in some fields.

Kimberlites may be grouped into fields, usually an area of about 40km x 40km, and in some fields the ratio of economic to the total number of pipes may approach 40%, i.e. Kimberley Field, South Africa (Reference, "The Aims and Economic Parameters of Diamond Exploration" by A. J. A. (Bram) Janse, P.D.A. lecture, March 1993), thus it makes sense for the Company to focus its search for economic pipes in areas of known economic pipes such as the Lac de Gras Diamond Field, with its existing 2 diamond mines, the Ekati and Diavik Diamond Mines, with a new tools, such as the Falcon System.

It has been suggested that the Lac de Gras Diamond Field with a current in-situ geological diamond reserve in excess of US$14 billion, covers an area of about 300km, north-south, by 150km east-west, the WO claim block is located within this area, (Reference "Report on the Prospectivity of the Lac de Gras Area Properties" by Mike Waldman and Sean Whiteford)

The Company's financial success will depend upon the extent to which it can discover mineralization on its existing exploration properties and the economic viability of developing such properties. Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty. The emphasis of the Company's resources has been on the exploration of mineral properties (diamonds) at Lac de Gras, NWT which are more particularly described in Item 4 "Narrative Description of the Company's Business".

The Company's properties are in the intermediate to early stages of exploration. Any development of these properties will only follow upon obtaining satisfactory exploration results and the scrutiny of technical and feasibility reports. Substantial expenditures are required to establish reserves through drilling, to develop the mining and processing facilities and infrastructure at any site chosen for mining and there can be no assurance that the Company will be able to raise sufficient financing to facilitate this development.

The Company's revenues, if any, are expected to be in large part derived from the mining and sale of diamonds or interests related thereto. The marketability of diamonds discovered by the Company will be affected by numerous factors beyond the control of the Company including market fluctuations, technology, infrastructure, government regulations and environmental protection. The price of diamonds appears to be stable, but may be affected by numerous factors beyond the Company's control including international economic and political trends, global or regional consumptive patterns, speculative activities and increased production due to new mine developments and improved mining, production and extraction methods. The effect of these factors on the price of diamonds and, therefore, the economic viability of the Company's properties cannot accurately be predicted.

The Company has limited financial resources and there is no assurance that additional funding will be available to allow the Company to fulfill its obligations on existing exploration properties. Failure to obtain additional financing could result in delay or indefinite postponement of further exploration and the possible partial or total loss of the Company's interest in its properties.

All phases of the Company's operations are subject to: (i) government regulations with respect to such matters as environmental protection, health, safety and labour; (ii) mining laws; (iii) tax increases; (iv) aboriginal land claims. Environmental legislation in particular is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments for proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There can be no assurance that future changes in these matters, if any, will not adversely affect the Company's operations.

Other than as disclosed herein, the Company is not aware of any trend, commitment, event or uncertainty which is presently known to Management of the Company and reasonably expected to have a material effect on the Company's business, financial condition or results of operations.

5.2 Diamond Market Trends

The gross value of uncut diamonds mined appears to about US$7 billion worldwide, with a retail value, of cut and polished diamonds, of about US$70 billion. The value of diamonds may fluctuate but from recent press releases, such as De Beers', diamond prices appear to be stable or have increased in value at this stage. Also refer to an article in the "The Vancouver Sun", August 5, 2003, reproduced on the Company's website: www.dentonia.net. See, "A window on the retail diamond market".

ITEM 6: SELECTED CONSOLIDATED FINANCIAL INFORMATION

Last Three Financial Years

The following table sets forth selected financial information of the Company for the last three completed financial years.

	August 31, 2002	August 31, 2001	August 31, 2000
Revenue	2,869	4,772	16,366
Net (Loss)	106,154	143,365	216,921
(Loss) per share	0.01	0.02	0.02
Fully Diluted (loss) per share	0.01	0.02	0.02
Total Assets	107,125	21,293	121,980
Long Term Debt	Nil	Nil	Nil
Cash Dividends Paid	Nil	Nil	Nil

The following table sets forth information for the Quarterly financial statements

Fiscal Year 2003				
	May 31, 2003	Feb. 28, 2003	Nov. 30, 2002	Aug. 31, 2002
Revenue	1,144	Nil	198	198
Net (Loss)	26,047	56,606	25,296	25,096
(Loss) per share	0.01	0.01	0.01	0.01
Total Assets	107,125	133,172	16,904	16,904
Long Term Debt	Nil	Nil	Nil	Nil
Cash Dividends Paid	Nil	Nil	Nil	Nil

Fiscal Year 2002				
	May 31, 2002	Feb. 28, 2002	Nov. 30, 2001	Aug. 31, 2001
Revenue	1,144	244	Nil	1,000
Net (Loss)	19,666	27,415	23,959	34,721
(Loss) per share	0.01	0.01	0.01	0.02
Total Assets	20,565	41,484	8,675	21,294
Long Term Debt	Nil	Nil	Nil	Nil
Cash Dividends Paid	Nil	Nil	Nil	Nil

ITEM 7: DIVIDENDS

The Company has never paid and has no intention to pay dividends on its common shares in the near future. The Company's dividend policy is reviewed periodically by the Board of Directors and is subject to change, depending on earnings of the Company, financial requirements and other factors as appropriate.

ITEM 8: MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management Discussions and Analyses as set for the BC 51-901F (or its predecessor, BC form 61) with respect to the financial statements of the Company for the year ending August 31, 2002 and the 8 most recently completed quarters prior and after thereto, are incorporated herein by reference

ITEM 9: MARKET FOR SECURITIES

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "DTA", see the Company's website at www.dentonia.net - stock quote - for most recent trades, volume, and prices of its common shares.

ITEM 10: DIRECTORS AND OFFICERS

10.1 Name, Address, Occupation and Security Holding

The following table sets forth the names and municipalities of residence of the directors and officers of the Company, their positions held with the Company and their principal occupations:

Name and Municipality of Residence	Offices Held	Principal Occupation During Past Five Years	Period of Service as Director
Adolf A. Petancic[1] Vancouver, BC	President and Director	Mr. Petancic is a businessman with more than 35 years experience in the resource industry. He has managed several VSE junior exploration companies.	Since November, 1991
H. Martyn Fowlds, Vancouver, BC	Secretary and Director	Mr. Fowlds is a businessman with more than 35 years experience in the finance and resource industries, last as sales manager and director of Georgia Pacific Securities Corporation, now retired, and is engaged in the management of other junior resource companies.	Since Dec. 10, 1997
Brian E. Weir[1] Vernon, BC	Director	Mr. Weir is a mining and exploration geologist with more than 35 years experience, now retired. He was involved in diamond exploration in northern Canada for many years. He is also a founding member of the Association of Professional Engineers and Geologists of the Northwest Territories.	Since May, 1993
Gerald Carlson,[1] West Vancouver, BC	Director	Dr. Carlson's mineral exploration experience spans over 27 years and includes both junior and major mining companies working on four continents. He is a member of several professional organizations and is a past President of the B.C. and Yukon Chamber of Mines.	Since February 7, 1994

Notes: [1]Members of the audit committee.

The Company's directors and officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 1,003,300 common shares, representing 5.86% of the issued and outstanding common shares of the Company.

10.2 Corporate Cease Trade Orders or Bankruptcies

None of the directors, officers or promoters are, or have been within the past 10 years, officers or promoters of other issuers which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

10.3 Penalties or Sanctions

None of the directors, officers or promoters of the Company or shareholders holding more than 20% of the issued and outstanding shares of the Company have:

1. been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

2. been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

10.4 Personal Bankruptcies

None of the directors, officers or promoters of the Company, or shareholders holding 20% or more of the issued and outstanding shares of the Company have, within the past 10 years, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.

10.5 Conflicts of Interest

Insofar as certain directors of the Company also serve as directors of other companies, it is possible that certain opportunities may be offered to both the Company and to such other companies, and further that those other companies may participate in the same opportunities in which the Company has an interest.

In exercising their powers and performing their functions, the directors are required to act honestly and in good faith and in the best interests of the Company, and to exercise the care, due diligence and skill of a reasonably prudent person.

Every director who is, in any way, directly or indirectly interested in a proposed contract or transaction with the Company, must disclose the nature and extent of his interest at a meeting of the directors. Every such director must account to the Company for any profit made as a consequence of the Company entering into or performing the proposed contract or transaction, unless he discloses his interest, and after his disclosure, the proposed contract or transaction is approved by the directors and he abstains from voting on the approval of the proposed contract or transaction.

ITEM 11: ADDITIONAL INFORMATION

The Company will provide to any person, upon request to its head office:

1. One copy of this Annual Information Form, together with one copy of any document or the pertinent pages of such documents incorporated by reference herein;

2. One copy of the Company's comparative financial statements for its most recently completed financial year, together with the accompanying reports of the auditor, and one copy of any interim financial statements of the Company subsequent to the financial statements for the most recently completed financial year;

3. One copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders.

The Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

Additional information including directors and officers remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, will be contained in the Information Circular for any meeting of the Company's shareholders that involves the election of directors. Furthermore, additional financial information is provided in the comparative financial statements for the Company's most recently completed year end, being August 31, 2002 and a copy of such documents and any other documents incorporated by reference in this Annual Information Form may be obtained upon request, further information may be gleaned from the Company's website: www.dentonia.net.

Dated Vancouver, British Columbia, this 31 day of July, 2003

DENTONIA RESOURCES LTD.

"Adolf A. Petancic"

President